                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ____)(1)





                           Vital Living Products, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   92846B 10 0
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                December 31, 2000
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)
[ ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)





------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                                  ---------------------
  CUSIP No. 92846B 10 0                                      Page 2 of 9 Pages
-------------------------                                  ---------------------


================================================================================
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          C. Wilbur Peters
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                       5    SOLE VOTING POWER
  NUMBER OF SHARES          2,564,500(2)
 BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH:
                      ----------------------------------------------------------
                       6    SHARED VOTING POWER
                            1,294,057(3)
                      ----------------------------------------------------------
                       7    SOLE DISPOSITIVE POWER
                            2,564,500(2)
                      ----------------------------------------------------------
                       8    SHARED DISPOSITIVE POWER
                            1,294,057(3)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,858,557(2)(3)
--------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          65.2%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
================================================================================

-------------
         2 Includes 1,000,000 shares subject to presently exercisable options and 1,564,500 shares obtainable upon conversion of 31,290 shares of Series B, Class B preferred stock.

         3 Includes 255,556 shares obtainable upon conversion of 575,000 shares of Series A, Class B preferred stock.

-------------------------                                  ---------------------
  CUSIP No. 92846B 10 0                                      Page 3 of 9 Pages
-------------------------                                  ---------------------


================================================================================
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          CTF, Inc.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Minnesota
--------------------------------------------------------------------------------
                       5    SOLE VOTING POWER
  NUMBER OF SHARES          0
 BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH:
                      ----------------------------------------------------------
                       6    SHARED VOTING POWER
                            1,294,057(4)
                      ----------------------------------------------------------
                       7    SOLE DISPOSITIVE POWER
                            0
                      ----------------------------------------------------------
                       8    SHARED DISPOSITIVE POWER
                            1,294,057(4)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,294,057(4)
--------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          38.6%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
================================================================================

------------
         4 Includes 255,556 shares obtainable upon conversion of 575,000 shares of Series A, Class B preferred stock.

-------------------------                                  ---------------------
  CUSIP No. 92846B 10 0                                      Page 4 of 9 Pages
-------------------------                                  ---------------------


================================================================================
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Bessie Peters
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                       5    SOLE VOTING POWER
  NUMBER OF SHARES          0
 BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH:
                      ----------------------------------------------------------
                       6    SHARED VOTING POWER
                            1,294,057(5)
                      ----------------------------------------------------------
                       7    SOLE DISPOSITIVE POWER
                            0
                      ----------------------------------------------------------
                       8    SHARED DISPOSITIVE POWER
                            1,294,057(5)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,294,057(5)
--------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          38.6%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
================================================================================

------------
         5 Includes 255,556 shares obtainable upon conversion of 575,000 shares of Series A, Class B preferred stock.

ITEM 1.       (a)   Name of issuer:  Vital Living Products, Inc.

              (b)   Address of issuer's principal executive offices:

                    5001 Smith Farm Road
                    Matthews, NC  28104

ITEM 2.       (a)   Name of persons filing:

                    C. Wilbur Peters, CTF, Inc. and Bessie Peters

              (b)   Address of principal business office or, if none, residence:

                    Each reporting person has an office at 2004 Valencia Terrace, Charlotte, NC 28226

              (c)   Citizenship:

                    Each of C. Wilbur Peters and Bessie Peters is a citizen of the United States of America. CTF, Inc. is a Minnesota corporation.

              (d)   Title of class of securities:

                    Common Stock, $0.01 par value

              (e)   CUSIP No.: 92846B 10 0


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(b) OR SS.SS. 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable

ITEM 4.       OWNERSHIP

              CTF, Inc. is a non-profit corporation that owns 1,294,057 shares of Common Stock of the issuer (including 255,556 shares obtainable upon conversion of the 575,000 shares of Series A, Class B preferred stock owned by CTF, Inc.). C. Wilbur Peters and Bessie Peters are each directors and officers of CTF, Inc. and as such may be deemed to share the power to vote or direct the vote, and to dispose or direct the disposition of, the shares of Common Stock owned by CTF, Inc. In addition, C. Wilbur Peters owns 2,564,500 shares of Common Stock of the issuer (including 1,000,000 shares subject to presently exercisable options and 1,564,500 shares obtainable upon conversion of 31,290 shares of Series B, Class B preferred stock.)

              In accordance with the foregoing (i) C. Wilbur Peters has sole power to vote or dispose or to direct the vote or disposition of 2,564,500 shares of Common Stock of the issuer


                                Page 5 of 9 Pages

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and shared power to vote or dispose or to direct the vote or disposition of
1,294,057 shares of Common Stock of the issuer, collectively representing 65.2% of the shares of such class deemed outstanding, and (ii) each of CTF, Inc. and Bessie Peters has shared power to vote or dispose or to direct the vote or disposition of 1,294,057 shares of Common Stock of the issuer representing 38.6% of the shares of such class deemed outstanding.

ITEM 5.       OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS

              Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

              Not applicable.

ITEM 10.      CERTIFICATION

              Not applicable.



                                Page 6 of 9 Pages


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              C. WILBUR PETERS

Dated:   February 9, 2001                     /s/ C. Wilbur Peters
                                              ----------------------------------


                                              CTF, INC.

Dated:   February 9, 2001                     /s/ C. Wilbur Peters
                                              ----------------------------------
                                              C. Wilbur Peters, Attorney-in-fact


                                              BESSIE PETERS

Dated:   February 9, 2001                     /s/ C. Wilbur Peters
                                              ----------------------------------
                                              C. Wilbur Peters, Attorney-in-fact



                                Page 7 of 9 Pages

                                Index of Exhibits

                                  SCHEDULE 13G



Exhibit No.            Exhibit Description
-----------            -------------------

   99.1                Joint Filing Agreement




                                Page 8 of 9 Pages